Arrived Homes 3, LLC
1700 Westlake Avenue North
Suite 200
Seattle, WA 98109

July 26, 2023

Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Office of Real Estate & Construction
Attn: Kibum Park and Dorrie Yale

Re: Arrived Homes 3, LLC
Offering Statement on Form 1-A
Post-qualification Amendment No. 6
Filed April 20, 2023
File No. 024-12135

Ladies and Gentlemen:

This letter is being submitted by Arrived Homes 3, LLC (the “Company”) in response to the comment letter dated May 17, 2023 (the “Comment Letter”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Offering Statement on Form 1-A POS (File No. 024-12135) submitted to the Commission on April 20, 2023 (the “Offering Statement”). This letter sets forth the Company’s response (“Response”) to the Comment Letter.

The Company has revised the Offering Statement (in applicable part), and together with this Response, is submitting Post-Qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A (the “Amended Offering Statement”). The Amended Offering Statement which accompanies this Response letter contains other important updates and revisions.

For your convenience, each of the Staff’s comments is repeated in sequential number format below, followed immediately by the Company’s response thereof. Any references to page numbers and captions in the Response below correspond to pages and captions in the Amended Offering Statement. Unless otherwise defined herein, capitalized terms used in this Response have the meanings assigned to such terms in the Amended Offering Statement.

Post Qualification Amendment No. 6 to Offering Statement on Form 1-A filed April 20, 2023

Series Offering Table, page xx

1.
We note that you have identified 42 acquired or to be acquired properties where you have disclosed in your filings that there had been no prior rental history before acquisition.

Please revise your filing to disclose additional information about each property subsequent to its acquisition from the third-party seller. Your list should provide the name of the series, acquisition date by the related party from the third-party seller, acquisition date by the series from the related party or third-party seller, inception date of any leases, and any other key information necessary to understand the acquisition and rental status.

Response: The table has been revised to address the Staff’s comment. The updated table in the Amended Offering Statement includes applicable information by series about the properties and acquisition date, lease inception data and current lease and rental status.

Incorporation of Certain Information by Reference, page xxviii

2.
Please revise to provide the information set forth in General Instruction III.(a)(2)(C) of Form 1-A.

Response: The Company has added this information to the Amended Offering Statement on page xvi.

Summary
The Manager, page 4
, 2023 Page 2
3.
We refer to your statement that your manager, Arrived Holdings, Inc., is a public benefit corporation with the purpose of promoting financial inclusion, fair and equitable housing, and job creation. Please revise here to explain the significance of this purpose, how it may affect how your manager manages your properties, and that it may not always act in a manner that maximizes your shareholders' value. Please also revise your offering circular as appropriate to explain why you determined to use a public benefit corporation as your manager, as you do not have that same status. Also revise in an appropriate place to explain where investors may find the public report you reference on page 18, and how shareholders will understand whether your manager has met those objectives and standards and whether it has developed any key performance metrics to measure success.

Response: In response to the Staff’s comment, the Company has revised and supplemented its disclosure on page 4 of the Amended Offering Statement to clarify that while the manager’s sponsorship of the Company, and other similar programs, furthers the manager’s specific public benefit purpose, the Company itself is not a public benefit entity and will not be managed as such.

We respectfully submit that, per Delaware law, a report on a public benefit corporation’s overall public benefit performance must only be made available to the shareholders biennially. Given its status as a privately held company, the manager does not intend to make public such report. To avoid investor confusion, we have eliminated reference to the report in the Amended Offering Statement.

Further, we respectfully submit that it is unnecessary to go into any specific metrics or other public benefit requirements under Delaware law given that those metrics and requirements only apply to the manager so would only serve to confuse investors in the Company, given that the Company will not be subject to those requirements.

We are subject to ongoing public reporting requirements. . ., page 19

4.
We note your disclosure that you may elect to become a public reporting company under the Exchange Act. If you do not currently have any intentions of electing to do so on a voluntary basis, please revise this disclosure to clearly state this information.

Response: The Company does not presently have any intention to become a public reporting company. The disclosure on page 19 of the Amended Offering Statement has been accordingly revised.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage . . ., page 28

5.
We note that there are types of losses that are uninsurable or not economically insurable, or may be insured subject to limitations. Please revise as appropriate in the Description of Business section to state whether the properties underlying the series are insured for their full value.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Description of Business section on page 48 of the Amended Offering Statement to reflect that its insurance coverage generally varies based on replacement cost (estimated with a cost to square foot analysis based on the market and finish level). Although the Company also maintains an “all-perils policy” (with some standard exclusions) for each series property which seeks to provide insurance coverage for the properties at their full value, there is no guarantee that such coverage will actually be sufficient to cover all costs and damages in the case of any loss.

There is currently no public trading market for our securities., page 40

6.
Please revise to expand this risk factor, including the header, to disclose that the interests of each series are subject to transfer restrictions, are not transferable without the consent can withhold consent at its sole discretion, as you discuss on page 107.

Response: The Company has revised the heading of this risk factor and also expanded the disclosure of the noted risks to include a discussion of transfer restrictions on page 39 of the Amended Offering Statement. We have also corrected an inconsistency in the transferability disclosures to clarify that the manager’s right to prohibit transfers only relates to certain specific situations and the manager does not have the right to unilaterally consent to transfers.  The correct summary of the restrictions was on page 6 and that disclosure is now contained in the risk factor and also under the heading “Restrictions on Ownership and Transfer” on page 105 of the Amendment Offering Statement as well as in the Company’s updated Limited Liability Company Agreement that is being filed as Exhibit 2.2 to the Amended Offering Statement.

Any dispute in relation to the operating agreement is subject to the exclusive jurisdiction of the Court of Chancery. . ., page 42

7.
We refer to your statement that the exclusive forum provision in the operating agreement will not apply to claims under the Securities Act and your corresponding disclosures on page 110. However, General Provision 1.8 of the Limited Liability Company Agreement filed as Exhibit 2.2 does not include such a provision. Moreover, we note that Section 10 of the form of subscription agreement provides that the purchaser submits to the nonexclusive jurisdiction of New York courts, including for actions arising out of the operating agreement. Please revise or advise.

Response: In response to the Staff’s comment, the Company advises that the disclosure set forth on page 106 of the Offering Statement matches Section 15.8 of the Limited Liability Company Agreement. In particular, sub-section (e) of Section 15.8 indicates that the exclusive forum provision does not apply to certain claims under the federal securities laws, and Section 15.8(e) is the controlling provision with respect to Securities Act claims and supersedes the general exclusive forum provision set forth in Section 15.8(b). With respect to the subscription agreement (filed as exhibit 4.1), the Company has revised the forum selection and jurisdiction language to correspond to the disclosure on page 100. The changes incorporated to the form of subscription agreement are being resubmitted as Exhibit 4.1 with the accompanying Amended Offering Statement.

The Series Properties Being Offered, page 58

8.
Please revise your filing to disclose the actual or anticipated interest rate on each promissory note due to the manager. Please also revise to include this information in the footnotes to the pro forma financial statements.

Response: The manager has elected to waive interest for all of these promissory notes for each applicable series. Applicable references to interest expense have been deleted or revised to reflect the interest payment waivers in the Amended Offering Statement, including in the footnotes to the pro forma financial statements.

9.
You state here, and for other series' properties that are described in your earlier filings, that you have appointed an unaffiliated property manager to manage the property, and that the property manager will be paid an annual fee. We also note your disclosure on page 52 that you intend to enter into a property management agreement that will provide for a property management fee of 8% of monthly rents collected, and your statement on page 53 that if the terms of any property management agreement provide for a fee less than the 8%, the manager will receive the difference as income. For each series that has been acquired, please revise to disclose whether the material terms of the property management agreement with the unaffiliated third party corresponds to the terms described on page 52, and to the extent they do not, disclose such other material terms. Also clarify if the fee is paid on an annual or other basis. In this regard, we note that the Form of Property Management Agreement you have filed as Exhibit 6.5 does not appear to correspond to your disclosures.

Response: In response to the Staff’s comment, the Company has added disclosure in the Amended Offering Statement explaining the material terms of the property management agreements with all unaffiliated third parties. With respect to existing property management agreements with respect to each acquired property, the Company has concurrently filed a supplement to the offering circular under Section 253G2 disclosing the same material terms with respect to each series for which an offering was previously qualified.

Management, page 93

10.
We note your disclosure on page 21 that your "officers also serve or may serve as officers or employees of Arrived Holdings, Inc., as well as other manager-sponsored vehicles, and other companies unaffiliated with the manager." Please disclose the number of hours per week or month that management will dedicate to your operations. Refer to Item 10 of Form 1-A.

Response: In response to the Staff’s comment, the Company has added this disclosure to page 91 of the Amended Offering Statement. Further, in connection with Item 10 of the Form 1-A instructions, the Company has also added a risk factor to highlight this information on page 18 of the Amended Offering Statement.

Term and Removal of the Manager, page 98

11.
Please revise, here and elsewhere as appropriate, to clarify that the referenced judgment is for the court to find that the manager has committed fraud in connection with a series or you, and which has a material adverse effect on you. Please also revise to explain the procedure for selecting a succeeding manager if your current manager were to be removed.

Response: In response to the Staff’s comment, the Company has revised the disclosure in this section and added further discussion regarding manager removal on page 96 of the Amended Offering Statement.

Security Ownership of Management and Certain Securityholders, page 99

12.
Please identify all executive officers and directors who beneficially own more than 10% of any series of your company. Additionally, please identify any other securityholders who beneficially own more than 10% of any series of your company. Refer to Item 12 of Form 1-A.

Response: The Company advises the Staff that no officers or directors beneficially own more than 10% of any series. Further, no other securityholders beneficially own more than 10% of any series. The Company has accordingly supplemented the discussion on page 97 of the Amended Offering Statement with this additional disclosure.

Interest of Management and Others in Certain Transactions, page 101

13.
We note your referral to “The Series Properties Being Offered” for information regarding the promissory notes issued to the manager. Please also revise to disclose the additional amounts of fees paid to the manager by each series, including sourcing fees, asset management fees, and any income received by the manager as a result of there being a difference between the property management fee of 8% of monthly rents and the actual amount paid to the property manager. Refer to Item 13 of Form 1-A.

Response: In response to the Staff’s comment, the Amended Offering Statement includes additional disclosure with respect to all fees, including those referenced in the Staff’s comment, for fees that have been paid to the manager or its affiliates to date in the compensation table under the section “Management Compensation”. That table now also includes reference to the differential property management fees. The section cited by the Staff in this comment now contains a cross-reference to the compensation table.

Description of the Securities Being Offered, page 102

14.
Please define the term Operating Expenses Reimbursement Obligations, and on page 7, please also revise your summary description of distribution rights to explain that the free cash flow of the series will first be used to repay certain expenses and to create reserves at the manager's sole discretion before it will be used for distribution to interest holders.

Response: In response to the Staff’s comment, the Company has modified the summary description of distribution rights on page 7 of the Amended Offering Statement. Additionally, the Company has supplemented the disclosure regarding the definitional term on page 104 of the Amended Offering Statement.

Unaudited Pro Forma Combined Financial Statements, page F-2

15.
We note the amounts in the Pro Forma Combined column of your balance sheet appear to have mathematical errors (e.g., total assets do not appear to equal the sum of total liabilities and total members' equity). Please advise or revise as appropriate.

Response: In response to the Staff’s comment, the Company has revised the Pro Forma Combined column of the balance sheet to adjust for such mathematical errors.

16.
We note 2 (d) on page F-18 addresses interest expense but it does not appear that any interest expense amounts were included in your pro forma statement of operations. Please advise or revise.

Response: The Company respectfully submits that this interest expense entry was in error. The Company does not currently have any mortgages on the series properties for the relevant series. As such, note 2(d) on page F-20 has accordingly been deleted in the Amended Offering Statement.

17.
We note adjustment 2 (b) is intended to represent the amount advanced from your manager to purchase the properties. It appears that such amount represents the purchase price of the property. We further note your disclosure on page F-17 that the series will purchase the property through the issuance to the manager (or the affiliate of the manager) of a promissory note in the full amount of the purchase price of the series property inclusive of acquisition and closing costs.

• Please tell us how you determined it was appropriate to reflect the amount for your adjustment 2 (b) as the purchase price exclusive of acquisition and closing costs and of the sourcing fee.
• Additionally, please clarify for us if the manager will lend you any other amounts that are reflected in the use of proceeds to issuer section of your offering circular, including but not limited to the operating & capital reserves amount.
• To the extent your manager will lend you amounts that exceed the purchase price amount that you have reflected in your pro forma financial statements, please revise your filing to reflect the amount to be lent by your manager or advise.

Response: In response to the Staff’s comment and with acknowledgment to the oral clarification that references to adjustment 2(b) in the Staff’s comment were intended to reference adjustment 1(b), the Company has revised the pro forma financial statements to include the acquisition and closing costs and the sourcing fee. Additionally, the Company respectfully submits that the manager will not lend any other amounts that are reflected in the use of proceeds to issuer section of the Offering Circular.

General

18.
Please ensure that material disclosure from Industry Guide 5 is included. Refer to Item 7(c) of Form 1-A. For example, please disclose the maximum amount of fees payable by each series, including how such amounts are determined (e.g., based on current rent amounts).

Response: In response to the Staff’s comment, the Company has reviewed Industry Guide 5 and respectfully submits that all material disclosures required under Guide 5 were previously set forth in the Form 1-A other than as follows, which have now been included in the Amended Offering Statement:

  More detailed information related to the Company’s sole investment that equals or exceed the 10% threshold in Guide 5; and
  Updated fee information as referenced in our response to Comment #13

19.
We note that your website includes disclosures regarding your series' properties, which include, among other information, historical rental dividend yields. We also note that your properties did not have rental history prior to their acquisitions. Explain your basis for referring to a historical return average (such as a one year return historical average) when your properties did not have rental history. Please also tell us how you calculated the rental dividend yields shown, and explain how such calculations account for the expected recurring fees (e.g., asset management fee, property management fee of 8%).

Response: The Company no longer includes on the website historical information for specific properties and instead discloses publicly available historical information of the markets in which the properties are located.

In addition, with respect to the rental dividend yields which are shown, this data is calculated using the rental dividend yields (as filed on Form 1-Us) for series using the methodology set forth in the prior paragraph for any series under any company offering an indirect interest in single-family rental properties managed by our manager which has paid out dividends (annualized). For purposes of presenting this data, the Company assumes that if a single dividend was paid in the past, the same dividend will be paid for the year. Dividends are then divided by the share price at the time of the sale of securities (in all applicable cases, the share price is $10).

Further, regarding accounting for fees in the calculations, the Company respectfully submits to the Staff that the information presented on the website is already inclusive of the relevant fees because the dividends are paid out of the NOI, and in some cases, the cash reserves of the property. Hence, the fees would already be factored into the yield.

If you have any questions or comments regarding this Response or the Amended Offering Statement, please contact the undersigned at (814) 277-4833 or ryan@arrived.com. You may also contact John Rostom, General Counsel and Vice President of Legal, at (814) 277-4833, ext. 701 or john@arrived.com.

Thank you very much for your attention to this matter.

Very truly yours,

/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc: John Rostom, Esq.
General Counsel and VP of Legal